BUF Financial Statements 2023

    BLACK UNICORN FACTORY
Audited Financial Statements for the Year Ended December 31, 2023

Summary:
- Revenue: $110,000,000 (primarily from barter activity)
- Net Income: $32,000,000
- Prepaid Expenses: $11,000,000
- Shareholders: 10,000+
- Auditor: Bansal & Co. LLP (disclaimed opinion, being replaced)